Exhibit 3.19

CERTIFICATE OF FORMATION

OF

DELPHI PROPERTIES MANAGEMENT LLC

1. The name of the limited liability company is Delphi Properties Management LLC.

2. The address of its registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

3. The limited liability company shall not issue nonvoting equity securities. This prohibition on the issuance of nonvoting equity securities is included in this Certificate of Formation in compliance with Section 1123(a)(6) of the Bankruptcy Code (11 U.S.C. § 1123(a)(6)).

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation this 1st day of October, 2009.

By:	/s/ James P. Whitson
Name: James P. Whitson
Title: Authorized Person